FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Financial Highlights—Three months ended June 2004]
2.	[Nomura Announces Dividend Policy and Target Dividend Amounts]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2004	By:	/s/ Hiroshi Tanaka
Hiroshi Tanaka
Senior Managing Director

3

July 29, 2004

Financial Highlights – Three months ended June 2004

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the three months ended June 2004.

For further information, please contact:
Shinji Iwai
Managing Director
Investor Relations Department
Nomura Group Headquarters
Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku
Tokyo 103-8011, Japan
TEL: +813-3211-1811

Financial Summary For the Three Months Ended June 30, 2004

Date:	July 29, 2004
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1) Operating Results

	For the three months ended June 30				For the year ended March 31
	2004		2003		2004
	(Yen amounts in millions, except per share data)
Total revenue	¥292,596		¥279,790		¥1,099,546
Change from the three months ended June 30, 2003	4.6%
Net revenue	¥213,928		¥200,087		¥803,103
Change from the three months ended June 30, 2003	6.9%
Income before income taxes	¥72,466		¥71,300		¥282,676
Change from the three months ended June 30, 2003	1.6%
Net income	¥40,832		¥39,048		¥172,329
Change from the three months ended June 30, 2003	4.6%
Basic net income per share	¥21.03		¥20.14		¥88.82
Diluted net income per share	¥21.03		¥20.14		¥88.82
Return on shareholders’ equity (ROE)	9.0	% *	9.4	% *	10.1%

*	ROE for the three months ended June 30, 2004 and 2003 are calculated as follows:

Net income x 4
(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At June 30		At March 31
	2004	2003	2004
	(Yen amounts in millions, except per share data)
Total assets	¥30,013,930	¥24,779,048	¥29,752,966
Shareholders’ equity	¥1,833,405	¥1,690,273	¥1,785,688
Shareholders’ equity as a percentage of total assets	6.1%	6.8%	6.0%
Book value per share	¥944.35	¥872.53	¥919.67

(3) Adoption of simple method in recognition method: None

(4) Difference in recognition method with latest fiscal year: None

(5) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 136

Number of affiliated companies, which were accounted for by the equity method: 13

(6) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 8	Exclusion 5

Number of equity method application	Nil

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

			% Change		Translation into U.S. dollars
	For the three months ended/ as of					For the year ended/ as of
	June 30, 2003 (A)	June 30, 2004 (B)	(B-A)/(A)		June 30, 2004	March 31, 2004
	(Yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
				%
Total revenue	¥279,790	¥292,596	4.6		$2,674	¥1,099,546
Net revenue	200,087	213,928	6.9		1,955	803,103
Non-interest expenses	128,787	141,462	9.8		1,293	520,427
Income before income taxes	71,300	72,466	1.6		662	282,676
Net income	39,048	40,832	4.6		373	172,329
Per share data :
Basic-
Net income	20.14	21.03	4.4		0.19	88.82
Diluted-
Net income	20.14	21.03	4.4		0.19	88.82
Cash dividends	—	—	—		—	15.00
Return on equity (ROE):	9.4%	9.0%				10.1%
AT PERIOD-END
Total assets	¥24,779,048	¥30,013,930			$274,275	¥29,752,966
Shareholders’ equity	1,690,273	1,833,405			16,754	1,785,688
Per share data :
Shareholders’ equity	872.53	944.35			8.63	919.67

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the three months ended June 30, 2003 and 2004.

	Millions of yen
	For the three months ended
	June 30, 2003	June 30, 2004
Non-interest revenue	¥165,946	¥193,404
Net interest revenue	34,141	20,524

Net revenue	200,087	213,928
Non-interest expenses	128,787	141,462

Income before income taxes	71,300	72,466
Income tax expense	32,252	31,634

Net income	¥39,048	¥40,832

Return on equity (ROE)	9.4%	9.0%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of ¥ 213.9 billion for the three months ended June 30, 2004, an increase of 7% from the same period in the prior year. Non-interest expenses were ¥ 141.5 billion for the three months ended June 30, 2004, an increase of 10% from the same period in the prior year.

Income before income taxes was ¥ 72.5 billion for the three months ended June 30, 2004, an increase of 2% from the same period in the prior year. Net income was ¥ 40.8 billion for the three months ended June 30, 2004, an increase of 5% from the same period in the prior year.

Total assets were ¥ 30.0 trillion at June 30, 2004, an increase of ¥ 0.3 trillion from March 31, 2004 and total shareholders’ equity increased by ¥ 47.7 billion from March 31, 2004 to ¥ 1.8 trillion at June 30, 2004. Nomura’s return on equity was 9.0% for the three months ended June 30, 2004.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the three months ended
	June 30, 2003	June 30, 2004
Non-interest revenue	¥74,573	¥86,210
Net interest revenue	397	759

Net revenue	74,970	86,969
Non-interest expenses	54,201	53,294

Income before income taxes	¥20,769	¥33,675

Domestic Retail has further strengthened its capabilities to provide investment consultation services in order to respond to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. Net revenue increased by 16% from ¥ 74,970 million for the three months ended June 30, 2003 to ¥ 86,969 million for the three months ended June 30, 2004. Non-interest expenses decreased by 2% from ¥ 54,201 million for the three months ended June 30, 2003 to ¥ 53,294 million for the three months ended June 30, 2004. As a result, income before income taxes increased by 62% from ¥ 20,769 million for the three months ended June 30, 2003 to ¥ 33,675 million for the three months ended June 30, 2004.

Operating Results of Global Wholesale

	Millions of yen
	For the three months ended
	June 30, 2003	June 30, 2004
Non-interest revenue	¥68,977	¥74,936
Net interest revenue	25,177	12,566

Net revenue	94,154	87,502
Non-interest expenses	56,356	54,847

Income before income taxes	¥37,798	¥32,655

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow. Net revenue decreased by 7% from ¥ 94,154 million for the three months ended June 30, 2003 to ¥ 87,502 million for the three months ended June 30, 2004, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses decreased by 3% from ¥ 56,356 million for the three months ended June 30, 2003 to ¥ 54,847 million for the three months ended June 30, 2004. As a result, income before income taxes decreased by 14% from ¥ 37,798 million for the three months ended June 30, 2003 to ¥ 32,655 million for the three months ended June 30, 2004. In April 2004, the Global Wholesale segment was reorganized in order to enhance specialty services and strengthen our global structure. It now consists of three business lines: Global Markets, which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking.

Global Markets

Net revenue decreased by 13% from ¥ 82,642 million for the three months ended June 30, 2003 to ¥ 71,799 million for the three months ended June 30, 2004, due primarily to a decrease in net gain on trading relating to bonds. Non-interest expenses decreased by 1% from ¥ 41,563 million for the three months ended June 30, 2003 to ¥ 41,175 million for the three months ended June 30, 2004. As a result, income before income taxes decreased by 25% from ¥ 41,079 million for the three months ended June 30, 2003 to ¥ 30,624 million for the three months ended June 30, 2004.

Investment Banking

Net revenue increased by 0.3% from ¥ 12,908 million for the three months ended June 30, 2003 to ¥ 12,945 million for the three months ended June 30, 2004, partly due to a revitalization in equity capital markets. Non-interest expenses decreased by 12% from ¥ 12,086 million for the three months ended June 30, 2003 to ¥ 10,668 million for the three months ended June 30, 2004, due primarily to restructuring of business operations. As a result, income before income taxes increased by 177% from ¥ 822 million for the three months ended June 30, 2003 to ¥ 2,277 million for the three months ended June 30, 2004.

Merchant Banking

Net revenue increased from (¥ 1,396) million for the three months ended June 30, 2003 to ¥ 2,758 million for the three months ended June 30, 2004, due to realized gains from private equity investments. Non-interest expenses increased by 11% from ¥ 2,707 million for the three months ended June 30, 2003 to ¥ 3,004 million for the three months ended June 30, 2004. As a result, loss before income taxes was ¥ 4,103 million for the three months ended June 30, 2003 and ¥ 246 million for the three months ended June 30, 2004.

Operating Results of Asset Management

	Millions of yen
	For the three months ended
	June 30, 2003	June 30, 2004
Non-interest revenue	¥7,598	¥9,046
Net interest revenue	682	627

Net revenue	8,280	9,673
Non-interest expenses	8,192	8,894

Income before income taxes	¥88	¥779

Net revenue increased by 17% from ¥ 8,280 million for the three months ended June 30, 2003 to ¥ 9,673 million for the three months ended June 30, 2004, due primarily to an increase in asset management and portfolio service fees reflecting the rise in the net assets of stock investment trusts. Non-interest expenses increased by 9% from ¥ 8,192 million for the three months ended June 30, 2003 to ¥ 8,894 million for the three months ended June 30, 2004. As a result, income before income taxes increased by 785% from ¥ 88 million for the three months ended June 30, 2003 to ¥ 779 million for the three months ended June 30, 2004.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 7 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes was ¥ 3,516 million for the three months ended June 30, 2003 and ¥ 7,591 million for the three months ended June 30, 2004.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2003 (A)	June 30, 2004 (B)	(B-A)/(A)	June 30, 2004	March 31, 2004
Revenue:
Commissions	¥33,752	¥69,533	106.0%	$635	¥210,216
Fees from investment banking	14,498	15,434	6.5	141	86,994
Asset management and portfolio service fees	13,735	18,185	32.4	166	66,193
Net gain on trading	80,432	53,567	(33.4)	490	229,042
(Loss) gain on private equity investments	(669)	498	—	5	13,138
Interest and dividends	113,844	99,192	(12.9)	906	396,870
Gain on investments in equity securities	16,168	10,271	(36.5)	94	55,888
Other	8,030	25,916	222.7	237	41,205

Total revenue	279,790	292,596	4.6	2,674	1,099,546
Interest expense	79,703	78,668	(1.3)	719	296,443

Net revenue	200,087	213,928	6.9	1,955	803,103

Non-interest expenses:
Compensation and benefits	65,903	65,943	0.1	603	259,336
Commissions and floor brokerage	4,904	6,409	30.7	59	19,169
Information processing and communications	18,890	19,281	2.1	176	80,031
Occupancy and related depreciation	13,319	13,274	(0.3)	121	54,221
Business development expenses	4,983	5,429	9.0	50	23,100
Other	20,788	31,126	49.7	284	84,570

	128,787	141,462	9.8	1,293	520,427

Income before income taxes	71,300	72,466	1.6	662	282,676

Income tax expense:
Current	27,093	26,001	(4.0)	238	108,434
Deferred	5,159	5,633	9.2	51	1,913

	32,252	31,634	(1.9)	289	110,347

Net income	¥39,048	¥40,832	4.6	$373	¥172,329

	Yen		% Change	Translation into U.S. dollars	Yen
Per share of common stock:
Basic-
Net income	¥20.14	¥21.03	4.4	$0.19	¥88.82

Diluted-
Net income	¥20.14	¥21.03	4.4	$0.19	¥88.82

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	June 30, 2003	March 31, 2004	June 30, 2004	June 30, 2004
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥681,628	¥637,372	¥615,533	$5,624
Time deposits	291,133	248,737	310,433	2,837
Deposits with stock exchanges and other segregated cash	66,962	44,528	38,140	349

	1,039,723	930,637	964,106	8,810

Loans and receivables:
Loans receivable	414,370	543,894	515,810	4,714
Receivables from customers	11,630	10,744	10,589	97
Receivables from other than customers	584,959	464,776	604,423	5,523
Receivables under resale agreements and securities borrowed transactions	9,388,771	12,881,752	12,821,723	117,168
Securities pledged as collateral	5,268,547	5,232,640	5,605,642	51,226
Allowance for doubtful accounts	(14,468)	(5,778)	(4,015)	(37)

	15,653,809	19,128,028	19,554,172	178,691

Trading assets and private equity investments:
Securities inventory	6,138,174	7,837,663	7,525,797	68,773
Derivative contracts	520,031	479,659	499,360	4,563
Private equity investments	278,448	291,774	290,560	2,655

	6,936,653	8,609,096	8,315,717	75,991

Other assets:
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥178,454 million at June 30, 2003, ¥182,449 million at March 31, 2004 and ¥180,097 million ($1,646 million) at June 30, 2004, respectively)	181,520	200,700	196,089	1,792
Lease deposits	67,034	64,764	62,246	569
Non-trading debt securities	231,271	202,896	213,147	1,948
Investments in equity securities	152,314	169,459	179,083	1,637
Investments in and advances to affiliated companies	228,739	207,668	269,751	2,465
Deferred tax assets	120,152	105,901	100,582	919
Other assets	167,833	133,817	159,037	1,453

	1,148,863	1,085,205	1,179,935	10,783

Total assets	¥24,779,048	¥29,752,966	¥30,013,930	$274,275

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	June 30, 2003	March 31, 2004	June 30, 2004	June 30, 2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings (see Note 3)	¥1,051,523	¥3,024,341	¥2,251,376	$20,574
Payables and deposits:
Payables to customers	581,881	772,964	756,197	6,910
Payables to other than customers	486,531	355,429	356,334	3,256
Payables under repurchase agreements and securities loaned transactions	13,541,593	14,780,541	15,533,403	141,948
Time and other deposits received	407,187	255,703	330,785	3,023

	15,017,192	16,164,637	16,976,719	155,137

Trading liabilities:
Securities sold but not yet purchased	3,751,753	5,559,598	5,677,421	51,882
Derivative contracts	537,553	417,368	375,915	3,435

	4,289,306	5,976,966	6,053,336	55,317

Other liabilities:
Accrued income taxes	35,321	93,538	19,300	176
Accrued pension and severance costs	87,253	86,439	86,518	791
Other	277,467	235,888	264,271	2,415

	400,041	415,865	370,089	3,382

Long-term borrowings	2,330,713	2,385,469	2,529,005	23,111

Total liabilities	23,088,775	27,967,278	28,180,525	257,521

Commitments and contingencies (See Note 4)
Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at June 30, 2003, March 31, 2004, and June 30, 2004	182,800	182,800	182,800	1,670

Additional paid-in capital	151,459	154,063	154,443	1,411

Retained earnings	1,446,077	1,550,231	1,591,063	14,540

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(40,858)	(34,221)	(33,557)	(307)
Cumulative translation adjustments	(10,591)	(34,380)	(27,895)	(254)

	(51,449)	(68,601)	(61,452)	(561)

	1,728,887	1,818,493	1,866,854	17,060
Less-Common stock held in treasury, at cost - 28,716,559 shares, 24,263,831 shares, and 24,472,249 shares at June 30, 2003, March 31, 2004 and June 30, 2004, respectively	(38,614)	(32,805)	(33,449)	(306)

Total shareholders’ equity	1,690,273	1,785,688	1,833,405	16,754

Total liabilities and shareholders’ equity	¥24,779,048	¥29,752,966	¥30,013,930	$274,275

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended June 30, 2003	For the three months ended June 30, 2004	For the three months ended June 30, 2004	For the Year ended March 31, 2004
Cash flows from operating activities:
Net income	¥39,048	¥40,832	$373	¥172,329
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	8,287	8,737	80	33,706
Gain on investments in equity securities	(16,168)	(10,271)	(94)	(55,888)
Deferred income tax expense	5,159	5,633	51	1,913
Changes in operating assets and liabilities :
Time deposits	144,901	(58,706)	(536)	174,331
Deposits with stock exchanges and other segregated cash	(24,799)	7,554	69	(7,485)
Trading assets and private equity investments	(931,447)	342,404	3,129	(2,836,906)
Trading liabilities	340,739	34,333	314	2,152,243
Receivables under resale agreements and securities borrowed transactions	(677,193)	259,941	2,375	(4,812,090)
Payables under repurchase agreements and securities loaned transactions	2,454,886	502,238	4,590	4,533,150
Loans, receivables and securities pledged as collateral, net of allowance	(1,684,328)	(403,058)	(3,683)	(1,838,725)
Time and other deposits received and other payables	616,264	35,503	324	592,779
Accrued income taxes, net	6,524	(95,015)	(868)	80,273
Other, net	(20,911)	18,198	166	(15,524)

Net cash provided by (used in) operating activities	260,962	688,323	6,290	(1,825,894)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(4,300)	(6,245)	(57)	(39,303)
Proceeds from sales of office buildings, land, equipment and facilities	924	115	1	1,341
Payments for purchases of investments in equity securities	(14)	(0)	(0)	(61)
Proceeds from sales of investments in equity securities	1,724	642	6	24,309
Decrease (increase) in non-trading debt securities, net	40,551	(6,779)	(62)	61,705
Increase in other investments and other assets, net	(5,267)	(58,504)	(535)	(2,520)

Net cash provided by (used in) investing activities	33,618	(70,771)	(647)	45,471

Cash flows from financing activities:
Increase in long-term borrowings	149,589	200,104	1,829	712,675
Decrease in long-term borrowings	(77,838)	(57,281)	(523)	(551,897)
(Decrease) increase in short-term borrowings, net	(150,153)	(773,622)	(7,070)	1,824,501
Proceeds from sales of common stock	—	23	0	8,027
Payments for repurchases of common stock	(3,673)	(88)	(1)	(4,084)
Payments for cash dividends	(29,117)	(14,568)	(133)	(43,686)

Net cash (used in) provided by financing activities	(111,192)	(645,432)	(5,898)	1,945,536

Effect of exchange rate changes on cash and cash equivalents	7,003	6,041	56	(18,978)

Net increase (decrease) in cash and cash equivalents	190,391	(21,839)	(199)	146,135
Cash and cash equivalents at beginning of the period	491,237	637,372	5,824	491,237

Cash and cash equivalents at end of the period	¥681,628	¥615,533	$5,625	¥637,372

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Accounting policies:

The consolidated financial information herein has basically been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc.’s Annual Securities Report (the Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan) and Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2004.

2.	U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥109.43 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2004. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.	Short-term borrowings:

Short-term borrowings include the following secured borrowings:

	Billions of yen			Translation into billions of U.S. dollars
	June 30, 2003	March 31, 2004	June 30, 2004	June 30, 2004

Secured loans from Bank of Japan	¥745	¥2,230	¥1,464	$13
Interbank secured Call Loans	3	350	350	3

4.	Credit and investment commitments and guarantees:

Commitments —

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities and also have commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	June 30, 2004	June 30, 2004	March 31, 2004
Commitments to extend credit and commitments to invest in partnerships	¥170,695	$1,560	¥160,089

Guarantees —

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contract, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	June 30, 2004	June 30, 2004	March 31, 2004
Standby letters of credit and other guarantees	¥25,114	$229	¥29,424

5.	Private equity investments:

Nomura operates private equity business through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). As of June 30, 2004, the significant private equity investee by which NPF entered into agreements to acquire new shares to be issued is Millennium Retailing, Inc. (“MR”). NPF has acquired ¥20 billion of new shares issued by MR in July 2004, and will acquire additional ¥30 billion around the end of January 2005, giving NPF a majority stake.

Under the Huis Ten Bosch Reorganization Plan approved June 30, 2004, NPF has acquired ¥8 billion of new shares issued by Reorganizing Company Huis Ten Bosch in July 2004, giving NPF a majority stake. NPF will acquire additional ¥1.5 billion of new shares by the end of March 2005, and ¥1.5 billion yen of new shares by the end of March 2007.

6.	Comprehensive income:

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2003	June 30, 2004	June 30, 2004	March 31, 2004
Net income	¥39,048	¥40,832	$373	¥172,329

Other comprehensive income (loss), net of tax:
Change in cumulative translation adjustments	11,738	6,485	59	(12,051)
Minimum pension liability adjustment during the period	700	664	6	7,337

Total other comprehensive income (loss), net of tax	12,438	7,149	65	(4,714)

Comprehensive income	¥51,486	¥47,981	$438	¥167,615

7.	Segment Information-Operating segment:

Business segments’ results are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Three months ended June 30, 2003
Non-interest revenue	¥74,573	¥68,977	¥7,598	(¥4,663)	¥146,485
Net interest revenue	397	25,177	682	7,884	34,140

Net revenue	74,970	94,154	8,280	3,221	180,625
Non-interest expenses	54,201	56,356	8,192	6,737	125,486

Income (loss) before income taxes	¥20,769	¥37,798	¥88	(¥3,516)	¥55,139

Three months ended June 30, 2004
Non-interest revenue	¥86,210	¥74,936	¥9,046	(¥6,478)	¥163,714
Net interest revenue	759	12,566	627	6,572	20,524

Net revenue	86,969	87,502	9,673	94	184,238
Non-interest expenses	53,294	54,847	8,894	7,685	124,720

Income (loss) before income taxes	¥33,675	¥32,655	¥779	(¥7,591)	¥59,518

	Change (%)
Income (loss) before income taxes
Three months ended June 30, 2004 vs. 2003	62.1	(13.6)	785.2	—	7.9

	Translation into millions of U.S. dollars
Three months ended June 30, 2004
Non-interest revenue	$788	$685	$82	($59)	$1,496
Net interest revenue	7	115	6	60	188

Net revenue	795	800	88	1	1,684
Non-interest expenses	487	502	81	70	1,140

Income (loss) before income taxes	$308	$298	$7	($69)	$544

	Millions of yen
Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	(¥83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	(¥1,047)	¥8,499	¥225,505

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2003	June 30, 2004	June 30, 2004	March 31, 2004
Loss on undesignated hedging instruments included in Net gain on trading	(¥6,610)	(¥12,950)	($118)	(¥12,544)
Gain on investment securities	1,137	447	4	1,590
Equity in income of affiliates	535	2,498	23	8,514
Corporate items	(5,604)	(718)	(7)	(10,666)
Others	7,026	3,132	29	21,605

Total	(¥3,516)	(¥7,591)	($69)	¥8,499

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2003	June 30, 2004	June 30, 2004	March 31, 2004
Net revenue	¥180,625	¥184,238	$1,684	¥729,523
Unrealized gain on investments in equity securities held for relationship purposes	16,682	9,800	89	54,729
Effect of consolidation/deconsolidation of the private equity investee companies	2,780	19,890	182	18,851

Consolidated net revenue	¥200,087	¥213,928	$1,955	¥803,103

Income before income taxes	¥55,139	¥59,518	$544	¥225,505
Unrealized gain on investments in equity securities held for relationship purposes	16,682	9,800	89	54,729
Effect of consolidation/deconsolidation of the private equity investee companies	(521)	3,148	29	2,442

Consolidated income before income taxes	¥71,300	¥72,466	$662	¥282,676

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consist of the following:

Commissions/fees received

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2003 (A)	June 30, 2004 (B)	(B-A)/(A)	June 30, 2004	March 31, 2004
Commissions	¥33,752	¥69,533	106.0	$635	¥210,216

Brokerage Commissions	22,078	52,287	136.8	478	149,667
Commissions for Distribution of Investment Trust	7,170	12,120	69.0	111	37,345
Fees from Investment Banking	14,498	15,434	6.5	141	86,994

Underwriting and Distribution	11,834	10,610	(10.3)	97	71,091
M&A / Financial Advisory Fees	2,608	4,816	84.7	44	15,772
Asset Management and Portfolio Service Fees	13,735	18,185	32.4	166	66,193

Asset Management Fees	11,322	15,449	36.5	141	56,268
Total	¥61,985	¥103,152	66.4	$942	¥363,403

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2003 (A)	June 30, 2004 (B)	(B-A)/(A)	June 30, 2004	March 31, 2004
Merchant Banking	¥91	¥2,922	3,111.0	$27	¥1,548
Equity Trading	20,060	29,984	49.5	274	75,232
Fixed Income and Other Trading	60,281	20,661	(65.7)	189	152,262

Total	¥80,432	¥53,567	(33.4)	$490	¥229,042

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004
Revenue:
Commissions	¥33,752	¥55,967	¥57,590	¥62,907	¥69,533
Fees from investment banking	14,498	19,860	24,408	28,228	15,434
Asset management and portfolio service fees	13,735	17,022	16,792	18,644	18,185
Net gain on trading	80,432	67,097	33,800	47,713	53,567
(Loss) gain on private equity investments	(669)	7,267	(2,105)	8,645	498
Interest and dividends	113,844	104,036	78,333	100,657	99,192
Gain on investments in equity securities	16,168	15,601	2,788	21,331	10,271
Other	8,030	6,738	5,845	20,592	25,916

Total revenue	279,790	293,588	217,451	308,717	292,596
Interest expense	79,703	78,901	67,220	70,619	78,668

Net revenue	200,087	214,687	150,231	238,098	213,928

Non-interest expenses:
Compensation and benefits	65,903	67,686	61,823	63,924	65,943
Commissions and floor brokerage	4,904	4,625	3,482	6,158	6,409
Information processing and communications	18,890	19,520	19,155	22,466	19,281
Occupancy and related depreciation	13,319	13,506	12,929	14,467	13,274
Business development expenses	4,983	5,428	5,495	7,194	5,429
Other	20,788	15,971	17,416	30,395	31,126

	128,787	126,736	120,300	144,604	141,462

Income before income taxes	71,300	87,951	29,931	93,494	72,466

Income tax expense (benefit):
Current	27,093	38,418	15,265	27,658	26,001
Deferred	5,159	1,895	(1,065)	(4,076)	5,633

	32,252	40,313	14,200	23,582	31,634

Net income	¥39,048	¥47,638	¥15,731	¥69,912	¥40,832

	Yen
Per share of common stock:
Basic-
Net income	¥20.14	¥24.58	¥8.10	¥36.01	¥21.03

Diluted-
Net income	¥20.14	¥24.58	¥8.10	¥36.01	¥21.03

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

- Nomura Holdings, Inc. Financial Information (Parent Company Only)

- Nomura Securities Co., Ltd. Financial Information

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended		For the year ended March 31, 2004
	June 30, 2004	June 30, 2003
Operating revenue	188,849	41,044	135,341
Operating expenses	22,674	23,036	95,895

Operating income	166,174	18,008	39,446

Non-operating income	1,360	590	2,644
Non-operating expenses	392	142	2,642

Ordinary income	167,143	18,455	39,448

Special profits	441	22	5,773
Special losses	1	250	5,067

Income before income taxes	167,583	18,228	40,155

Income taxes - current	1,920	(1,135)	1,859
Income taxes - deferred	627	1,666	4,920

Net income	165,037	17,698	33,374

Unappropriated retained earnings brought forward	8,849	4,606	4,606

Interim dividend	—	—	14,569

Unappropriated retained earnings	173,886	22,304	23,412

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	June 30, 2004	June 30, 2003	March 31, 2004
Assets:
Current Assets	1,139,835	836,750	792,874
Fixed Assets	1,722,373	1,469,428	1,676,844

Total Assets	2,862,208	2,306,179	2,469,719

Liabilities and Shareholders’ Equity
Liabilities:
Current Liabilities	704,900	446,706	469,835
Long-term Liabilities	634,453	523,193	632,878

Total Liabilities	1,339,352	969,900	1,102,713

Total Shareholders’ Equity	1,522,856	1,336,278	1,367,005

Total Liabilities and Shareholders’ Equity	2,862,208	2,306,179	2,469,719

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended			For the year ended
	June 30, 2004 (A)	June 30, 2003 (B)	(A-B)/(B)(%)	March 31, 2004 (C)	(A*4-C)/(C)(%)
Operating revenue	162,977	151,204	7.8	598,772	8.9

Commissions	82,401	42,204	95.2	279,936	17.7
Net gain on trading	62,286	91,926	(32.2)	263,274	(5.4)
Net gain on other inventories	1	3	(77.9)	11	(70.1)
Interest and dividend income	18,289	17,070	7.1	55,550	31.7

Interest expenses	21,057	14,467	45.5	51,007	65.1

Net operating revenue	141,920	136,736	3.8	547,765	3.6

Selling, general and administrative expenses	80,723	78,026	3.5	328,203	(1.6)

Operating income	61,198	58,709	4.2	219,561	11.5

Non-operating income	1,647	482	241.6	1,470	348.1
Non-operating expenses	256	506	(49.5)	1,621	(36.8)

Ordinary income	62,588	58,685	6.7	219,410	14.1

Special profits	130	97	33.3	—	—
Special losses	—	153	—	407	—

Income before income taxes	62,719	58,629	7.0	219,003	14.6

Income taxes - current	20,143	23,009	(12.5)	103,241	(22.0)
Income taxes - deferred	7,537	2,477	204.2	(6,301)	—

Net income	35,039	33,142	5.7	122,063	14.8

Unappropriated retained earnings brought forward	56,256	29,862		29,862

Unappropriated retained earnings	91,295	63,005		151,925

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	June 30, 2004	June 30, 2003	March 31, 2004
Assets
Current Assets:	13,743,496	11,316,808	15,559,847

Trading Assets	7,497,766	7,084,789	8,777,900
Loans with securities as collateral	5,572,997	3,607,477	5,785,461
Other	672,732	624,541	996,485

Fixed Assets	59,974	67,613	68,323

Total Assets	13,803,470	11,384,421	15,628,170

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	12,624,154	10,278,298	14,389,341

Trading liabilities	3,397,952	3,009,734	4,462,680
Borrowings with securities as collateral	5,687,169	5,087,882	5,322,006
Other	3,539,033	2,180,681	4,604,654

Long-term Liabilities	484,191	439,633	483,066

Statutory Reserves	1,251	1,005	1,258

Total Liabilities	13,109,596	10,718,937	14,873,666

Total Shareholder’s Equity	693,874	665,484	754,504

Total Liabilities and Shareholder’s Equity	13,803,470	11,384,421	15,628,170

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)	Comparison (A*4-C)/(C)(%)
	June 30, 2004 (A)	June 30, 2003 (B)
Brokerage commissions	45,726	18,461	147.7%	129,377	41.4%

(Stocks)	(42,801)	(15,587)	(174.6)	(118,033)	(45.0)
Underwriting commissions	6,212	3,569	74.1	41,300	-39.8

(Stocks)	(5,004)	(2,179)	(129.6)	(36,752)	( -45.5)
(Bonds)	(1,208)	(1,389)	(-13.0)	(4,547)	(6.3)
Distribution commissions	14,150	7,348	92.6	43,668	29.6

(Investment trust certificates)	(12,061)	(7,134)	(69.1)	(37,169)	(29.8)
Other commissions	16,313	12,825	27.2	65,589	-0.5

(Investment trust certificates)	(6,409)	(4,619)	(38.7)	(24,202)	(5.9)

Total	82,401	42,204	95.2	279,936	17.7

(2) Breakdown by Product
	(Millions of yen except percentages)
	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)	Comparison (A*4-C)/(C)(%)
	June 30, 2004 (A)	June 30, 2003 (B)
Stocks	48,807	18,004	171.1%	158,206	23.4%
Bonds	4,585	4,485	2.2	21,401	-14.3
Investment trust certificates	21,106	14,264	48.0	71,636	17.8
Others	7,905	5,449	45.0	28,691	10.2

Total	82,401	42,204	95.2	279,936	17.7

2. Net Gain/Loss on Trading
	(Millions of yen except percentages)
	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)	Comparison (A*4-C)/(C)(%)
	June 30, 2004 (A)	June 30, 2003 (B)
Stocks	23,397	19,063	22.7%	80,757	15.9%
Bonds and forex	38,889	72,862	-46.6	182,517	-14.8

Total	62,286	91,926	-32.2	263,274	-5.4

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Three Months Ended				Comparison (A-B)/(B)(%)		Year Ended March 31, 2004 (C)		Comparison (A*4-C)/(C)(%)
	June 30, 2004 (A)		June 30, 2003 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	17,975	17,684,623	13,799	9,418,335	30.3%	87.8%	62,667	52,236,699	14.7%	35.4%

(Brokerage)	12,694	11,858,569	9,302	5,874,135	36.5	101.9	44,469	33,801,841	14.2	40.3
(Proprietary Trading)	5,281	5,826,054	4,496	3,544,199	17.5	64.4	18,198	18,434,857	16.1	26.4

Brokerage / Total	70.6%	67.1%	67.4%	62.4%			71.0%	64.7%

TSE Share	7.0%	7.4%	6.7%	7.4%			6.7%	7.1%

Brokerage Commission per share (yen)	3.35		1.64				2.62

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Three Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2004 (C)	Comparison (A*4-C)/(C)(%)
	June 30, 2004 (A)	June 30, 2003 (B)
Underwriting
Stocks (number of shares)	31	44	-29.6%	652	-80.9%
(yen amount)	111,260	46,446	139.5	775,448	-42.6
Bonds (face value)	1,865,502	1,544,231	20.8	7,388,910	1.0
Investment trust certificates (yen amount)	—	—	—	—	—
Commercial paper and others (face value)	107,500	134,700	-20.2	504,200	-14.7

Subscripition and Distribution*
Stocks (number of shares)	373	50	643.9	1,014	47.0
(yen amount)	138,909	49,404	181.2	865,546	-35.8
Bonds (face value)	205,565	501,409	-59.0	1,756,227	-53.2
Investment trust certificates (yen amount)	3,911,254	3,133,883	24.8	13,661,810	14.5
Commercial paper and others (face value)	107,500	134,700	-20.2	504,200	-14.7

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

			(Millions of yen except percentages)
			June 30, 2004	June 30, 2003	March 31, 2003
Tier I	(A	)	693,874	665,484	658,834

Tier II
Statutory reserves			1,251	1,005	1,258
Allowance for doubtful accounts			202	123	354
Subordinated debt			220,000	189,900	219,400

Total	(B	)	221,453	191,029	221,013

Illiquid Asset	(C	)	72,467	77,853	82,343

Net Capital (A) + (B) - (C) =	(D	)	842,860	778,659	797,504

Risk
Market risk			139,473	118,295	136,981
Counterparty risk			118,805	118,920	114,652
Basic risk			92,315	86,260	94,702

Total	(E	)	350,594	323,475	346,336

Capital Adequacy Ratio	(D)/(E)		240.4%	240.7%	230.2%

Tokyo, July 29, 2004

Nomura Announces Dividend Policy and Target Dividend Amounts

Nomura Holdings, Inc. (“The Company”) announces its dividend policy and target dividend amounts. The Company’s Board of Directors shall determine the payment and the amount of the dividends to be paid.

1. Dividend Policy

New Dividend Policy

When determining the amount of any cash dividend, the Company will first consider the maintenance of capital sufficient to capture business opportunities as they may develop. The Company will then decide the target dividend amounts, taking into account the firm’s dividend-on-equity ratio (DOE). Lastly, when the Company achieves a sufficient level of profit, it will decide the amount of the cash dividend taking into consideration the pay-out ratio. As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Former Dividend Policy

The Company will determine the amount of any cash dividend, broadly considering such factors as the firm’s dividend-on-equity ratio (DOE), the firm’s level of profits and its maintenance of capital sufficient to capture business opportunities as they may develop. As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

2. Target Dividend Amounts

Fiscal Year 2005 (April 1, 2004 - March 31, 2005)
Interim Dividend	Japanese Yen (JPY) 10 per share
Year-end Dividend	Japanese Yen (JPY) 10 per share
Total	Japanese Yen (JPY) 20 per share

Notes:-

(1)	All dividends are ordinary dividends.
(2)	The Company’s Board of Directors will determine the payment and the amount of the interim dividend to be paid at the Meeting of the Board of Directors expected to be held in October and the year-end dividend at the Meeting of the Board of Directors expected to be held in May.

(Reference information) Dividends for the last fiscal year

Fiscal Year 2004	Interim Dividend	Year-end Dividend	Annual Dividend
	JPY7.50	JPY7.50	JPY15.00

Notes:-

(1)	All dividends are ordinary dividends.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 129 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.